Exhibit 99

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

PRESS RELEASE

MAGNA ESTABLISHES AUTOMATIC SHARE PURCHASE PLAN

June 28, 2013 Aurora, Ontario, Canada……Magna International Inc. (TSX: MG, NYSE: MGA) today announced that it has established a pre-defined automatic securities purchase plan (the “Plan”) with a designated broker to facilitate the repurchase of our Common Shares under our current normal course issuer bid (the “Bid”). The Plan has been reviewed by the Toronto Stock Exchange (“TSX”) and will be implemented effective July 1, 2013. Under the Plan, Magna has provided instructions and strict parameters regarding how its Common Shares may be repurchased during times when it would ordinarily not be permitted to purchase Common Shares due to regulatory restrictions or self-imposed black-out periods. We impose regular blackouts during the period commencing at 11:59 p.m. of the last day of each fiscal quarter to and including 48 hours after the public announcement of our quarterly or annual financial results. The Plan will terminate on the earliest of the date on which: (a) the purchase limit specified in the Plan has been reached, (b) we terminate the Plan in accordance with its terms, in which case we will issue a press release confirming such termination, and (c) the Bid terminates.

Under the Bid, which commenced on November 13, 2012 and which terminates on November 12, 2013, we are authorized to repurchase up to 12,000,000 Common Shares. All purchases of Common Shares under the Bid may be made: (i) on the TSX in accordance with the rules and policies of the TSX, (ii) on the New York Stock Exchange in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934, (iii) on other published markets, and/or (iv) pursuant to private agreement purchases from arm’s length third-party sellers under issuer bid exemption orders previously granted to Magna. All such repurchases are included in computing the number of Common Shares purchased under the Bid. As of June 27, 2013, the Corporation has repurchased 7,215,205 Common Shares under the Bid.

CONTACT

For further information, please contact Vince Galifi, Executive Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA

We are a leading global automotive supplier with 315 manufacturing operations and 87 product development, engineering and sales centres in 29 countries. Our 121,000 employees are focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interiors, exteriors, seating, powertrain, electronics, mirrors, closures and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. For further information about Magna, visit our website at www.magna.com.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, future purchases of our Common Shares under the Normal Course Issuer Bid, including through the Plan or pursuant to private agreements under issuer bid exemption orders issued by a securities regulatory authority. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “should” “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; liquidity risks; risks arising due to the failure of a major financial institution; fluctuations in relative currency values; legal claims and/or regulatory actions against us; the unpredictability of, and fluctuation in, the trading price of our Common Shares; changes in laws and governmental regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.